

13030213

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2013
Washington DC
400

SEC FILE NUMBER
8- 52094

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Michigan Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21415 Civic Center Drive, Suite 200
(No. and Street)

Southfield	MI	48076
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Leanna S. Kavanagh (248) 358-4393
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Groen, Kluka & Company, P.C.
(Name – *if individual, state last, first, middle name*)

888 West Big Beaver, Suite 790	Troy	MI	48084
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/4/13

OATH OR AFFIRMATION

I, Leanna S. Kavanagh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Michigan Securities, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public


SANDRA J. RAYBA
Notary Public, State of Michigan
County of Hillsdale
My Commission Expires Dec 09, 2016
Acting in the County of Oakland

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Groen, Kluka & Company, P.C.
Certified Public Accountants and Management Consultants



888 West Big Beaver Road, Suite 790
Troy, Michigan 48084
(248) 362-5000, Facsimile (248) 362-0999
Website: www.groenkluka.com

Members of CPA Associates International
With over 230 member offices worldwide

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Michigan Securities, Inc.

We have audited the accompanying statement of financial condition of Michigan Securities, Inc. (the Company) as of December 31, 2012, and the related statements of operations, changes in stockholders' equity, changes in note payable subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United Stated of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Michigan Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Groen, Kluka & Company, P.C.

February 19, 2013

MICHIGAN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS

ASSETS		
Cash	$	124,145
Cash equivalents with clearing organizations		136,072
Receivable from brokers		89,299
Income taxes refundable		1,992
Furniture, fixtures and equipment, less depreciation (Notes A2 and B)		2,705
	$	354,213

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	12,504
Note payable to stockholder and subordinated to claims of general creditors (Note E)		100,188
Accrued expenses		193,989
		306,681
COMMITMENTS (Note D)		-
STOCKHOLDERS' EQUITY (Note C)		
Common stack - authorized, 10,000 shares; issued and outstanding, 1,000 shares		5,000
Retained earnings		42,532
		47,532
	$	354,213

The accompanying notes are an integral part of this statement.

MICHIGAN SECURITIES, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2012

Revenues	
Commissions and fees	$ 1,339,896
Investment advisory fees	986,870
Annuity and insurance products	1,192,677
Interest	225
	3,519,668
Expenses (Note E)	
Salaries, wages, commissions and benefits	3,243,666
Exchange fees and quotes	36,779
Occupancy and equipment	61,364
Interest	8,008
Professional services	88,309
Advertising and business promotion	38
Office supplies and expenses	16,165
Other operating expenses	9,550
Trade clearing costs	62,145
	3,526,024
Income (loss) before income taxes	(6,356)
Income tax expense - current (Note F)	417
Net income (loss)	$ (6,773)

The accompanying notes are an integral part of this statement.

MICHIGAN SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2012

	Common Stock	Retained Earnings
Balance December 31, 2011	$ 5,000	$ 49,305
Net income for year	-	(6,773)
Balance at December 31, 2012	$ 5,000	$ 42,532

The accompanying notes are an integral part of this statement.

MICHIGAN SECURITIES, INC.

STATEMENT OF CHANGES IN NOTE PAYABLE SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Year Ended December 31, 2012

Balance December 31, 2011	**$**	**100,188**
Net income for year		**-**
Balance at December 31, 2012	**$**	**100,188**

The accompanying notes are an integral part of this statement.

MICHIGAN SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2012

Cash flows from operating activities		
Net income (loss)	$	(6,773)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation		1,393
Decrease in deposits and other		-
Decrease in accounts payable		(1,345)
Increase in receivables		(23,228)
Increase in accrued expenses		80,812
Decrease in income taxes payable		(2,045)
Net cash provided (used) by operating activities		48,814
Cash flows (used) by investing activities:		
Purchase of equipment		-
Cash flows used by financing activities:		
Issuance of common stock		-
Payments on note payable to shareholders		-
Net cash provided (used) by financing activities		-
Net increase (decrease) in cash		48,814
Cash and cash deposits at beginning of year		211,403
Cash and cash deposits at December 31, 2012	$	260,217
Cash paid during the year for interest	$	8,008
Cash paid during the year for income taxes	$	1,970

The accompanying notes are an integral part of this statement.

MICHIGAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2012

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied, in the preparation of the accompanying financial statements follows:

Organization and Nature of Business

The Company conducts a general securities business as a securities broker/dealer and as a registered investment advisor and must meet the requirements of the 1934 Securities Act and the 1940 Investment Advisors Act.

The client base of the Company is retail and institutional accounts located primarily in southeast Michigan. The Company introduces all of its customers' accounts to New York Stock Exchange, Inc. member firms on a fully disclosed basis. As such, the Company does not carry customer funds or customer securities and is exempt from certain provisions of SEC Rule 15c3-3.

Advertising

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred. Depreciation and amortization is charged to operations over the useful lives of the assets, five years, using accelerated depreciation methods.

Commissions and Fees

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees and fees on insurance products are recorded when income is reasonably determinable.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

MICHIGAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2012

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lines of five to seven years. Depreciation expense was $1,393 for the year then ended December 31, 2012.

Statement of Cash Flows

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months.

NOTE B. FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consist of the following at December 31, 2012:

Office Equipment	$27,625
Less: Accumulated Depreciation	24,920
	$ 2,705

NOTE C. NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $121,911, which was $71,911 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 1.69 to 1.

NOTE D. COMMITMENTS

The company leases office equipment and their facilities under operating leases. Rent expense under these leases for the period ended December 31, 2012 was approximately $52,000.

Future minimum lease payments required under operating leases as of December 31, 2012 are as follows:

2013	$22,900
2014	3,460
2015	1,442
	$27,802

NOTE E. NOTES PAYABLE TO STOCKHOLDERS AND SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Borrowing under subordination agreements at December 31, 2012 consist of subordinated notes payable to stockholders of the company at 8% per annum, due March 31, 2014. The note is approved by the Financial Industry Regulatory Authority, Inc. and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent such borrowings are required for the company's continued compliance with minimum net capital requirements, they may not be repaid (Note C).

NOTE F. INCOME TAXES

The income tax expense differs from expected income tax expense that would result from applying federal statutory rates to income before income taxes as a result of certain expenses included in income being non-deductible for tax reporting purposes.

The Company adopted ASC Topic 740-10, *Accounting for Uncertainty in Income Taxes*, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2012, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules.

During the year ended December 31, 2012, the Company did not incur any interest or penalties on its income tax returns. The Company's tax returns are subject to possible examination by the taxing authorities. For federal and state income tax purposes the returns essentially remain open for possible examination for a period of three years after the respective filing deadlines of those returns.

The Company has a tax loss carryforward of approximately $4,700 at December 31, 2012 that can be used against future taxable income. If not used, the carryforward will expire in the year 2032.

NOTE G. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) Plan (the Plan) for substantially all employees meeting minimum age and service requirements. The Plan provides for elective contributions by employees up to the maximum limit allowed by tax regulations. Under the terms of the plan, the Company may make discretionary contributions. Company contributions to the Plan for the year ended December 31, 2012 totaled $19,687.

MICHIGAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2012

NOTE H. RELATED PARTY TRANSACTIONS

The Company receives insurance product commissions and advisory fees from certain related parties. Income received from related parties amounted to approximately $1,152,000 for the year ended December 31, 2012.

NOTE I. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments are cash and cash equivalents, receivables, accounts payable, accrued expenses and notes payable. The recorded values of cash and cash equivalents, receivables, accounts payable and accrued expenses approximate their fair value based on their short-term nature.

The recorded values of notes payable approximate their fair values as interest approximate market rates.

NOTE J. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 19, 2013, the date on which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION



Groen, Kluka & Company, P.C.
Certified Public Accountants and Management Consultants



888 West Big Beaver Road, Suite 790
Troy, Michigan 48084
(248) 362-5000, Facsimile (248) 362-0999
Website: www.groenkluka.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Board of Directors
Michigan Securities, Inc.

We have audited the financial statements of Michigan Securities, Inc. as of and for the year ended December 31, 2012, and have issued our report thereon dated February 19, 2013, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Groen, Kluka & Company, P.C.

February 19, 2013

MICHIGAN SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2012

NET CAPITAL		
Total stockholders' equity		$ 47,532
Qualifying subordinated loans		100,188
Total capital and subordinated debt		$ 147,720
Deductions and haircuts on securities		
Deposits and receivables	$ 20,000	
Furniture, fixtures and equipment	2,705	
Haircuts on securities-stocks and mutual funds	2,721	
Unsecured debits	383	25,809
Net capital		121,911
Net capital requirement		50,000
Excess net capital		$ 71,911
AGGREGATE INDEBTEDNESS		
Total liabilities		206,493
Less: liabilities excludable under SEC Rule 15c3-1		-
Aggregate indebtedness		$ 206,493
Net capital per above		$ 121,911
Ratio of aggregate indebtedness to net capital		1.69
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II Focus report		$ 121,911
Net audit adjustments		-
Net capital per above		$ 121,911

MICHIGAN SECURITIES, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

December 31, 2012

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